                                                                  Exhibit (a)(2)

                               [SmartDisk logo]

                               September 7, 2001

Dear Employees:

     Attached you will find the details of a stock option exchange program. As you know, we are committed to the concept of employees as owners, and in light of the recent stock market volatility, especially for technology stocks, we felt it appropriate to offer this exchange program.

     Included in this package are the following items:

     1. An Election Form (by signing this document and returning it to Bonnie Williams, you agree to exchange each of your existing options with exercise prices of $19.00 per share or greater for options priced at $3.12 per share);

     2. A summary of option exchange provisions (no action by you is necessary with respect to this document - read this document for a summary of the key points of the option exchange program); and

     3. A formal offer to exchange document (no action by you is necessary with respect to this document - this document provides the full details of the option exchange program and is required by the Securities and Exchange Commission to be prepared by all companies offering an option exchange program).

     We have not included copies of our option plan, the form of the new option agreement or forms for notice of change in election. You may request copies of these documents from Ms. Williams.

     Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the Election Form to us no later than 5 p.m., Eastern Time, October 5, 2001.

     If you have any questions about the offer, please contact our Director of Human Resources, Bonnie Williams, at (941) 436-2503 or
Bonnie.Williams@SmartDisk.com.

                                       Sincerely,


                                   /s/ Michael S. Battaglia
                                       ----------------------------------------
                                       Michael S. Battaglia
                                       President and Chief Executive Officer


Enclosures

                      SUMMARY OF TERMS OF OPTION EXCHANGE
--------------------------------------------------------------------------------
         RESPONSE NEEDED BY 5 P.M., EASTERN TIME, ON OCTOBER 5, 2001.
--------------------------------------------------------------------------------
You must check your election and sign and date the Election Form and return it to our Director of Human Resources, Bonnie Williams, before 5 p.m., Eastern Time, on October 5, 2001. If you have any questions, please contact Ms. Williams at (941) 436-2503 or Bonnie.Williams@SmartDisk.com.
--------------------------------------------------------------------------------

     The following summarizes some of the terms and conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.

     Who Can Participate in the Exchange? Any officer or other employee who has been continuously employed by SmartDisk from July 1, 2001 through the expiration of this offer and who have not otherwise been notified prior to the date hereof that their employment is to be terminated can exchange all of their stock option grants with exercise prices of $19.00 per share or greater, on an all-or-nothing basis, for a new grant.

     How Many New Options Will I Receive? Each new option will be exercisable for our number of shares set forth in the enclosed Election Form.

     What is the Exercise Price of the New Options? Each new option will have an exercise price equal to $3.12, which is the average closing price for our common stock as reported by the Nasdaq National Market for the month of June 2001.

     What is the Vesting Period of the New Options? Each new option will vest over a three-year period beginning July 1, 2001. The first vest date will be October 1, 2001, when 1/12 (8.33%) of each new option will be vested and exercisable. An additional 1/12th of each new option will vest and become exercisable quarterly on January 1, April 1, July 1 and October 1 of each year, beginning January 1, 2002. On July 1, 2004, the new options will be fully vested.

     What is the Termination Date of the New Options? Each new option will have a term that expires on July 1, 2011.

     What does the Company Recommend that I Do? Although the Compensation Committee of our Board of Directors has approved this offer, neither we nor the Compensation Committee makes any recommendation as to whether you should tender or refrain from tendering your eligible options for exchange. You must make your own decision whether to tender eligible options for exchange. The Compensation Committee recognizes that the decision to accept this offer is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

     What Happens to Your Eligible Options? If you accept the offer, all of your eligible options will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

     What is the U.S. Tax Treatment of the New Options? Each new option will not qualify as an incentive stock option under the Internal Revenue Code of 1986 and will not be eligible for the special tax treatment that applies to incentive stock options.

     Will I Have to Pay Taxes if I Exchange My Options in the Offer? If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant new options to you. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer. If you are based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work.

     What Happens if I Don't Accept the Offer? If you do not accept the offer to exchange options, you will keep your current options and will not receive any new options.

     Can I Change My Mind? Yes. After you turn in the Election Form, you can change your election any time by delivering a signed change in election form to Bonnie Williams before 5 p.m., Eastern Time, on October 5, 2001 (unless SmartDisk extends the deadline). Ms. Williams can provide you with a notice for a change in election.

                                       3